UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☑   Form C/A: Amendment to Offering Statement: Amendment to Subscription Agreement
       ☑ Check box if Amendment is material and investors must reconfirm within five business days.
☐   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of issuer

Optimus Storage Network, Inc.

Legal status of issuer

     Form

     Corporation

     Jurisdiction of Incorporation/Organization
     Delaware

     Date of organization
     February 9, 2023

Physical address of issuer
8 The Green, Ste A, Dover, DE 19901

Website of issuer
www.optimusstoragenetwork.io

Name of intermediary through which the Offering will be conducted
ChainRaise LLC

CIK number of intermediary
0001870874

SEC file number of intermediary
007-00314

CRD number, if applicable, of intermediary
316068

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
5.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
None

Name of qualified third party "Escrow Agent" which the Offering will utilize
Bank Vista

Type of security offered
Tokenized Securities of Common Stock

Target number of Securities to be offered
400,000

Price (or method for determining price)
$0.25

Target offering amount
$100,000.00

Oversubscriptions accepted:
☑   Yes

☐   No

Oversubscriptions will be allocated:
☐   Pro-rata basis

☐   First-come, first-served basis

☑   Other: on a First-come, first-served basis

Maximum offering amount (if different from target offering amount)

$5,000,000.00

Deadline to reach the target offering amount

June 28, 2024

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees

2

	Most recent fiscal year-end (As of February 28, 2023)	Prior fiscal year-end (2022)
Total Assets	$65,000.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Liabilities	$0.00	$0.00
Long-term Liabilities	$134,629.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$69,630.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$69,630.00	$0.00

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

February 12, 2024
FORM C/A

Up to $5,000,000.00

Optimus Storage Network, Inc.



Tokenized Securities of Common Stock

This Form C/A (including the cover page and all exhibits attached hereto, the "Form C/A") is being furnished by Optimus Storage Network, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Tokenized Securities of Common Stock of the Company (the "Securities" or "Tokenized Securities").

Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $100,000.00 and up to $5,000,000.00 from Investors in the offering of Securities described in this Form C/A (this "Offering"). The minimum amount of Securities that can be purchased is $1,000.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities*".   In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Chainraise.io (the "Intermediary"). The Intermediary will be entitled to receive 5% of the amount related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$1,000.00	$50.00	$950.00
Aggregate Minimum Offering Amount	$100,000.00	$5,000.00	$95,000.00
Aggregate Maximum Offering Amount	$5,000,000.00	$250,000.00	$4,750,000.00

(1) This excludes fees to the Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C/A for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.optimusstoragenetwork.io no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future

in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C/A is February 12, 2024.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1)   Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

2)   Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

3)   Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4)   Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

5)   Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

6)   Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C/A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN

AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C/A, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

BANK VISTA, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE

MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.optimusstoragenetwork.io

The Company must continue to comply with the ongoing reporting requirements until:

1)   the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2)   the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3)   the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4)   the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5)   the Company liquidates or dissolves its business in accordance with state law.

About this Form C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Investor is urged to read this Form C/A and the Exhibits hereto in their entirety.

Optimus Storage Network, Inc. (the "Company") is a Delaware Corporation, formed on February 9, 2023.

The Company is located at 8 The Green, Ste A, Dover, DE 19901.

The Company's website is www.optimusstoragenetwork.io.

The information available on or through our website is not a part of this Form C/A. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C/A.

The Business

Optimus Storage Network has as a main focus the existing and rapidly emerging Millennial and generation Z self storage market participants. These demographics are familiar with technology and prefer its use and convenience over traditional lead generating channels. Generally customers find a storage facility with a simple internet search of their local area. Optimus Storage Network focuses on technology features and positions itself to take advantage of these trends by offering a technology platform for self-storage facilities to market their facilities more efficiently with a unique blockchain solution. The Company intends to introduce a multi-chain solution for its blockchain based technologies. Smart contracts will be built in accordance to the designated blockchains for the multi-chain offering. For the avoidance of doubt, the Company's CEO and executives shall have the right to utilize various platforms or solutions to ensure a stable use environment and not be dependent on a single blockchain.

15

The Offering

Minimum amount of Tokenized Securities of Common Stock being offered	400,000
Total Tokenized Securities of Common Stock outstanding after Offering (if minimum amount reached)	30,400,000
Maximum amount of Tokenized Securities of Common Stock	20,000,000
Total Tokenized Securities of Common Stock outstanding after Offering (if maximum amount reached)	50,000,000
Purchase price per Security	$0.25
Minimum investment amount per investor	$1,000.00
Offering deadline	June 28, 2024
Use of proceeds	See the description of the use of proceeds on page 33 hereof.
Voting Rights	No Voting Rights. See the description of the voting rights on page 44 hereof.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products/services is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products/services and thus may be better equipped than us to develop and commercialize products/services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products/services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.
Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks.. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer's personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Charles Anderson and Jaskarn Bajwa (the "Founders") who are Optimus Storage Network Inc.'s sole Directors, Software and Infrastructure Design and Development Talent. The Company has or intends to enter into employment agreements with Charles Anderson and Jaskarn Bajwa although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Charles Anderson and Jaskarn Bajwa or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determine that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan if the Offering is underfunded.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and possibly various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non- income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.

Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including: marketing and sales efforts, supply chain, etc. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The United States tax rules applicable to an investment in the Securities and the underlying Cryptocurrency are uncertain and the tax consequences to an investor of an investment in the Securities could differ from the investor's expectations.

The tax rules applicable to the Securities and the underlying Cryptocurrency held by the Company are complex, and no statutory, judicial, or administrative authority directly addresses the characterization of an investment in Cryptocurrency. The tax consequences to an Investor of the Securities could differ from the Investor's expectations. Investor's should consult their own tax advisors.

Regulatory changes or actions may alter the nature of an investment in the Securities or restrict the use of Cryptocurrency or the operation of the Cryptocurrency network in a manner that adversely affects an investment in the Securities.

Until recently, little or no regulatory attention has been directed toward Cryptocurrency and the Cryptocurrency network by U.S. federal and state governments, foreign governments and self-regulatory agencies. As Cryptocurrency have grown in popularity and in market size, the U.S. Congress and certain U.S. agencies (e.g., FinCEN and the Federal Bureau of Investigation) have begun to examine the operations of the Cryptocurrency network, Cryptocurrency users and the Cryptocurrency exchange market. Local state regulators such as the California Department of Financial Institutions and the New York State Department of Financial Services have also initiated examinations of Bitcoin. Additionally, a U.S. federal magistrate judge in the U.S. District Court for the Eastern District of Texas has ruled that "Bitcoin is a currency or form of money," although there is no indication yet whether other courts or federal or state regulators will follow the federal magistrate's opinion. There is a possibility of future regulatory change altering, perhaps to a material extent, the nature of an investment in the Securities or the ability of the Company to continue to operate. Currently, neither the SEC nor the CFTC has formally asserted regulatory authority over the Bitcoin network or Bitcoin trading and ownership. To the extent that Cryptocurrency are determined to be a security, commodity future or other regulated asset, or to the extent that a U.S. or foreign government or quasi-governmental agency exerts regulatory authority over the Cryptocurrency network or Cryptocurrency trading and ownership, trading or ownership in Cryptocurrency or the Securities may be adversely affected.

To the extent that future regulatory actions or policies limit the ability to exchange Cryptocurrency or utilize them for payments, the demand for Cryptocurrency will decrease.
New regulations may make it more difficult to acquire and/or use Cryptocurrency. Furthermore, regulatory actions may limit the ability of end-users to convert Cryptocurrency into fiat currency (e.g., U.S. Dollars) or use Cryptocurrency to pay for goods and services. Such regulatory actions or policies would negatively affect our business and decrease the value of the Securities.

Cryptocurrency currently faces an uncertain regulatory landscape in not only the United States but also in many foreign jurisdictions such as the European Union.
While the German Ministry of Finance has declared Bitcoin to be "Rechnungseinheiten" (a form of private money that is recognized as a unit of account, but not recognized in the same manner as fiat currency), most regulatory bodies have not yet issued official statements regarding intention to regulate or determinations on regulation of Cryptocurrency, Cryptocurrency users and the Cryptocurrency network. Conversely, regulatory bodies in some countries such as Canada and India have declined to exercise regulatory authority when afforded the opportunity. Various foreign jurisdictions may, in the near future, adopt laws, regulations or directives that affect the Cryptocurrency network and its users, particularly Cryptocurrency exchanges and service providers that fall within such jurisdictions' regulatory scope. Such laws, regulations or directives may conflict with those of the United States and may negatively impact the acceptance of Cryptocurrency by users, merchants and service providers outside of the United States and may therefore impede the growth of the Cryptocurrency economy. We are not able to predict the effect of any future regulatory change on the Company or Cryptocurrency, but such change could be substantial and adverse to the Company or the value of the Securities.

It may be illegal now, or in the future, to acquire, own, hold, sell or use Cryptocurrency in one or more countries.
Although currently Cryptocurrency are not regulated or are lightly regulated in most countries, including the United States, one or more countries may take regulatory actions in the future that severely restricts the right to acquire, own, hold, sell or use Cryptocurrency or to exchange Cryptocurrency for fiat currency. Such an action may also result in the restriction of ownership, holding or trading in the Securities. Such a restriction could result in the termination and liquidation of the Company at a time that is disadvantageous to Investor, or may adversely affect an investment in the Company.

The Company may be deemed a "money transmitter."
To the extent that the activities of the Company cause it to be deemed a "money transmitter" under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, the Company may be required to comply with FinCEN regulations, including those that would mandate the Company to implement anti-money laundering programs, make certain reports to FinCEN and maintain certain records. Such additional regulatory obligations may cause the Company to incur extraordinary expenses, possibly affecting an investment in the Securities in a material and adverse manner. Additionally, certain states including California, Idaho and New York require Cryptocurrency businesses to register on the state level as money transmitters.

Current and future legislation, CFTC and SEC rulemaking and other regulatory developments may impact the manner in which Cryptocurrency are treated for classification and clearing purposes.

In particular, Cryptocurrency may not be excluded from the definition of "commodity future" or "security" by such future CFTC and SEC rulemaking, respectively. As of the date of this Memorandum, the Company is not aware of any rules that have been proposed to regulate Cryptocurrency as commodity futures or securities. The Company cannot be certain as to how future regulatory developments will impact the treatment of Cryptocurrency under the law. Such additional registrations may result in extraordinary expenses of the Company thereby materially and adversely impacting the Securities.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We depend on profitable royalty-bearing licenses of our technology, and if we are unable to maintain and generate such license agreements, then we may not be able to sustain existing levels of revenue or increase revenue.
We depend upon the identification, investment in and license of new patents for our revenues. If we are unable to maintain such license agreements and to continue to develop new license arrangements, then we may not have the resources to identify new technology-based opportunities for future patents and inventions in order to maintain sustainable revenue and growth.

Our current or future license agreements may not provide the volume or quality of royalty revenue to sustain our business. In some cases, other technology sources may compete against us as they seek to license and commercialize technologies. These and other strategies may reduce the number of technology sources and potential clients to whom we can market our services. Our inability to maintain current relationships and sources of technology or to secure new licensees, may have a material adverse effect on our business and results of operations.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.
Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise

to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.
Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.
To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These

pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

Lack of Operating History.

The Company is newly formed and, accordingly, has little or no operating history upon which potential investors can evaluate the Company's likely performance. Although the users, customers, and affiliates of the Company may have experience in the Self Storage, IT and related technologies, there can be no assurance that the performance of those activities will be reflective of the future performance of the Company. There is no assurance that the past performance by the Directors, Officers, the Founders or any of their affiliates will be indicative of the Company's future results. In addition, there can be no assurance that the Company will be profitable or that investors will receive any distributions from the Company.

We Rely on a Small Group of Employees.

The Company has a very small management team. The loss of any key employees could have a material adverse impact on our operations. Additionally, we expect that we could need to hire additional employees to scale our business and execute our growth strategy. There is no guarantee that we will be successful in identifying, hiring, training, and retaining qualified employees when and as needed.

Adverse Conditions.

There can be no assurance that the Company will operate profitably. An investment in a Company's shares involves the risk of adverse changes in general economic conditions, as well as other factors affecting the Company.

No Voting Rights.

Holders of Tokenized Securities of Common Stock ("Shareholders" or "Tokenized Shareholders") will have no voting rights in the Company other than as required by law. Holders of Tokenized Securities of Common Stock will neither have the right to vote on the deployment of capital, nor the management of the day-to-day operations of the Company. The management of the Company will be left to the sole discretion of the Board of Directors.

Side Letter Agreements.

The Officers, Directors, and/or the Founders of the Company, when legally permissible, may enter into a side letter or similar agreement with a specific shareholder in connection with their admission to the corporation as a shareholder without the need for approval from any other shareholder. These side letters may modify or supplement the terms of the corporation's bylaws in a way that provides more favorable rights to that shareholder compared to other shareholders. Any rights or terms established in a side letter with a shareholder will only apply to that particular shareholder and will not require the approval of any other shareholder, regardless of any conflicting provisions in the bylaws.

Non-Disclosure Pursuant to the Securities Exchange Act of 1934.

The Company is not required to provide disclosure pursuant to the Securities & Exchange Act of 1934. As such, the Company is not required to file quarterly or annual reports. In addition, the Company is not required to prepare proxy or information statements; our common stock (which includes the Tokenized Securities of Common Stock) will not be subject to the protection of the going private regulations; the Company will be subject to only limited portions of the tender offer rules; our officers, directors, and more than ten percent (10%) shareholders ("insiders") are not required to file beneficial ownership reports about their holdings in our Company; insiders will not be subject to the short-swing profit recovery provisions of the Exchange Act; and more than five percent (5%) shareholders of classes of our equity securities will not be required to report information about their ownership positions in the securities.

Federal and State Securities Laws; Absence of Regulation Applicable to the Company.

The Company has not registered this offering under the Securities Act in reliance on the exemptive provisions of Section 4(a)(2) of the Securities Act and Regulation D promulgated by the SEC. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that registration may be deemed to afford. The Company does not intend to register as an "investment company" under the Investment Company Act pursuant to an exemption therefrom. The Officers do not intend to register as an "investment adviser" under the Investment Advisers Act pursuant to an exemption therefrom. Investors in the Company, therefore, will not have the protections that may be deemed to be afforded to investors under those acts.

The offering price for the Tokenized Securities of Common Stock have been determined arbitrarily by the company and may not be related to the assets or book value of the company or any other established criteria for valuing a business. The company makes no representation that the Tokenized Securities of Common Stock will have a market value equal to the offering price or that it can be resold at the original offering price.

Additional Funds; Dilution.

The company may offer additional stock to affiliated real estate agents in the future, which may dilute the ownership percentage of existing Holders of Tokenized Securities of Common Stock, including current prospective investors.

No Assurance of Cash Distributions.

There is no assurance that the company will make any cash distributions from the underlying businesses it invests in or to the Holders of Tokenized Securities of Common Stock. Additionally, there is no guarantee that any cumulative cash distributions made by the company will equal or exceed the amounts invested by a purchaser of Class "A" Common Stock.

Leverage Risks.

To the extent the Company incurs indebtedness, principal and interest payments on such indebtedness will have to be made when due, regardless of whether sufficient cash flow or income is available. If payments on any debts and obligations are not made when due by these businesses, they may sustain a loss on its investment. Such a loss may result in substantial adverse consequences to the Company, including adverse income tax consequences.

Restrictions on Transferability; Lack of Liquidity.

The Tokenized Securities of Common Stock have not been registered under the Securities Act or any applicable state securities laws and may only be resold pursuant to the terms provided in §227.501 of Regulation CF. The Tokenized Securities of Common Stock are further subject to certain transfer restrictions contained in the Company's Certificate of Incorporation. The investors in the Company have no right to require such registration. No public or other market exists for the Tokenized Securities of Common Stock, nor is such a market likely to develop. The Company does not intend to apply for listing of the Tokenized Securities of Common Stock on any securities exchange. The transferability of the Tokenized Securities of Common Stock is specifically restricted under the Certificate of Incorporation, which includes a provision requiring the Officer's consent before any transfer can be made.

Income Tax Risks.

There are various complex federal, state and local tax considerations associated with an investment in the Company. The summary of these considerations set forth in this Memorandum is not intended as a substitute for careful tax planning. The income tax consequences of an investment in the Company are complex and will not be the same for taxpayers.

ACCORDINGLY, PROSPECTIVE INVESTORS ARE STRONGLY ADVISED TO CONSULT THEIR TAX ADVISORS IN RESPECT TO THEIR OWN TAX SITUATION PRIOR TO MAKING AN INVESTMENT IN THE COMPANY.

The Company will be taxed as a Delaware C-Corp and expects to be treated as such for federal income tax purposes. Investors may have taxable income and income tax liability arising from their investments in the company, even in years when they receive no cash distributions. This tax liability will be an out-of-pocket cost to the investors.

Apart from federal income taxes, investors may also incur income tax liabilities under the state or local income tax laws of the jurisdictions in which the company operates and in the jurisdiction of the investor's residence or domicile. It is important to note that state and local income tax laws vary by location and federal, state, and local income tax laws are complex and subject to change.

Moreover, special income tax considerations may apply to qualified employee benefit plans and other tax-exempt entities. As such, investors should consult with a tax advisor to understand their specific tax obligations and liabilities arising from their investment in the company.

No assurance can be given that the Company's interpretation of the existing Federal income tax laws and Treasury Regulations will not be challenged by the Internal Revenue Service (the "IRS"), resulting in any increase in taxable income or a decrease in allowable deductions. In recent years, numerous changes to the Code have been enacted. These changes have affected marginal tax rates, personal exemptions, itemized deductions, depreciation and amortization rates, and other provisions of the Code. There can be no assurance that the present federal income tax treatment of an investment in the Company will not be adversely affected by future legislative, judicial or administrative action. Any modification or change in the Code or the regulations promulgated thereunder, or any judicial decision, could be applied retroactively to an investment in the Company. In view of this uncertainty, prospective investors are urged to consider ongoing developments in this area and consult their advisors concerning the effects of such developments on an investment in the Company in light of their own personal tax situations.

In evaluating an investment in the Company, a prospective investor should consider all of the tax consequences of the investment, including (i) "at risk" limitations, (ii) determination of an investor's basis in the Stock, (iii) allocations of profit and losses, (iv) interest expense, (v) disposition of the Property or Stock, (vi) organization, start- up and syndication expenses, (vii) risk of audit, (viii) imposition of penalties and interest, (ix) passive activity loss limitations, (x) depreciation, (xi) the possibility of tax liability on the Company's current operating income in excess of amounts that the Executivesdeems advisable to distribute; (xii) the possibility that state or local income tax treatment may be adverse; and (xiii) the possibility that there may be adverse changes in the income tax laws and their interpretation. Moreover, there is uncertainty concerning certain other of the income tax aspects of an investment in the Company, and there can be no assurance that some of the deductions claimed or positions taken by the Company may not be successfully challenged by the IRS. The Company will consider taking all deductions and positions for which there is support, even though it may be aware that the IRS might not agree. An audit of the Company's information return may result in the disallowance of certain deductions, an increase in the Company's gross or taxable income and an audit of the income tax or information returns of the investors that could further result in adverse adjustments to non-Company items of income, deductions or credits.

The Company will not seek a ruling from the IRS with respect to any tax matters described in this Memorandum, and it is unlikely that such a ruling could be obtained, if sought.

Conflicts of Interest.

The interests of one or more of the Holders of Tokenized Securities of Common Stock and the interests of the Company may conflict from time to time. Although the Board of Directors and the Officers of the Company will devote as much time to the business of the Company as is reasonably necessary to manage and supervise the business and affairs of the Company and to accomplish the purposes of the Company, the Board of Directors, executive officers, and their affiliates, agents, and employees may engage in other business ventures, some of which may be in competition with the Company, or may pursue business opportunities whether or not arising from the conduct of Company business. The Board of Directors, executive officers, and their affiliates, agents, and employees may be subject to other obligations that affect their ability to perform their obligations to the Company.

Reliance on Officers and Directors.

The Holders of Tokenized Securities of Common Stock will be relying to a substantial extent on the experience, relationships, expertise of the leadership of the Company, in particular, the Board, Officers, and Directors. The loss of the services of any of the key Officers or Directors of the Company could have a material adverse effect on the Company's operations. There can be no assurance that the Company will be able to attract and hire suitable replacements in the event of any such loss of services.

Lack of Management Control by Tokenized Shareholders.

The Holders of Tokenized Securities of Common Stock will not have the right or power to participate in the management or control of the corporation's business. The corporation will be managed solely by the Board of Directors. For additional information, please refer to the Company's Certificate of Incorporation attached hereto as Exhibit D .

Limited Recourse.

The Board of Directors, as well as their affiliates, employees, and agents, will not be liable to the Holders of Tokenized Securities of Common Stock for any loss, liability, damage, cost, or expense incurred as a result of any act or omission concerning the business or activities of the corporation, as long as they act in good faith and are not guilty of gross negligence, willful misconduct, or violation of fiduciary duty. As a result, Holders of Tokenized Securities of Common Stock may have a more limited right of action than they would in the absence of this provision.

Limited Employment of Counsel.

The legal counsel for the corporation does not represent potential shareholders in connection with the business of the corporation or any offering of stock, and such counsel disclaims any fiduciary or attorney-client relationship with investors. Potential Holders of Tokenized Securities of Common Stock should seek advice from their own legal counsel regarding legal matters. The corporation's legal counsel was not requested to, and did not attempt to, verify or confirm any statement contained in this memorandum and the exhibits hereto regarding the corporation or its affiliates.

Risks Related to the Securities

The Tokenized Securities of Common Stock will not be freely tradable until one year from the initial purchase date. Although the Tokenized Securities of Common Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Tokenized Securities of Common Stock. Because the Tokenized Securities of Common Stock have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Tokenized Securities of Common Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Tokenized Securities of Common Stock may also adversely affect the price that you might be able to obtain for the Tokenized Securities of Common Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering, the Company's current owners of 20% or more beneficially own up to 100.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of Directors or Officers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Your ownership of the shares of stock will be subject to dilution.
Owners do not have preemptive rights. If the Company conducts subsequent Offerings of or Securities convertible into, issues shares pursuant to a compensation or distribution reinvestment plan, or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances may experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.
The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Optimus Storage Network has as a main focus the existing and rapidly emerging Millennial and generation Z self storage market participants. These demographics are familiar with technology and prefer its use and convenience over traditional lead generating channels. Generally customers find a storage facility with a simple internet search of their local area. Optimus Storage Network focuses on technology features and positions itself to take advantage of these trends by offering a technology platform for self-storage facilities to market their facilities more efficiently with a unique blockchain solution. The Company intends to introduce a multi-chain solution for its blockchain based technologies. Smart contracts will be built in accordance to the designated blockchains for the multi-chain offering. For the avoidance of doubt, the Company's CEO and executives shall have the right to utilize various platforms or solutions to ensure a stable use environment and not be dependent on a single blockchain.

Business Plan

Optimus Storage Network's ("OSN") core business consists of the following: Self Storage Unit Locator marketplace – Optimus Storage Network will develop a web3 marketplace for facilities to list, market and rent units online. Customers will access this portal, promoted by OSN, and be able to search units based on location with a visible map and other search features, rent the unit, and pay for it with either credit, or crypto payment options we introduce via a 3rd party relationship. Marketing Ecosystem – This is a broadly defined category for Self Storage Operators and Customers to participate with Optimus Storage Network's overall strategy to make the experience of renting a storage unit more seamless, functional and profitable using the efficiency of the blockchain. Stable Coin – At the appropriate time and with proper regulatory approval, OSN will expand our reach with a fully auditable Stable Coin offering to further facilitate the cost savings of a crypto based payment solution geared toward and supported by the Self Storage industry. This step will require additional regulatory steps to ensure compliance with all Securities regulations.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Self Storage Unit Marketplace Locator	Optimus Storage Network is developing a web3 marketplace for facilities to list and market their facilities.	Self Storage customers and Owners.
OSN Blockchain integrations	Optimus Storage Network intends to sponsor real world facilities to help expand their current operations.	Owners, developers and direct investors.

The proceeds of this offering may be used for technological development and in building business operations as detailed above. Overall, the Company's objectives and use of proceeds may be subject to change based on various factors and relevant market conditions. These factors can include macroeconomic events, regulatory changes, and modifications to the business model, as well as other internal or external factors that may affect the company's operations or strategic direction.

Using blockchain technology, the Company will develop and distribute a self storage marketing service in a number of ways, such as (i) using smart contracts, the company will use smart contracts on the blockchain to automate the rental process for self storage units; (ii) allowing customers to enter into rental agreements with the company using smart contracts, which would automatically execute the terms of the agreement and facilitate the payment process in accordance with state and local laws; (iii) developing a decentralized self storage platform where the platform could facilitate individuals or businesses to rent out their storage space to others in need of self storage; and (iv) implementing a decentralized identity system whereby such system is used to allow customers to easily verify their identity and access their stored items using a secure digital identity.

Competition

The Company's primary competitors are Management software and marketplace apps creators and 3rd Party Management companies.

Due to the emerging nature of cryptocurrency and crypto markets competitors remain varied and dispersed. Direct competitors: crypto branding and services businesses. Since OSN focuses on bringing cryptocurrency into the industry which is currently dominated by management software companies offering property management, there is minimal direct competition relating to a blockchain based solution. However, the software companies that currently dominate the market are formidable with their reach in the industry. It is our intention to work with the existing companies and not directly compete in these areas, as we can add value to current industry products, increasing efficiency and cost savings to owners and users. Uniqueness: In addition to their experience in the Self Storage industry, the OSN founders are knowledgeable of cryptocurrency markets and the blockchain's efficiency. OSN also retains a first-mover advantage within the self-storage industry and is lean enough in size to be incentivized to pursue the desired target market as consumer demand evolves.

Supply Chain and Customer Base

Using the blockchain to run the self storage management system offers a number of benefits to the company and its stakeholders due to the existing technology readily available. We will not be dependent on a single blockchain or suppliers to meet the company's goals. For example, the blockchain could provide a secure and transparent platform for managing the rental process and tracking payments, as well as enabling the use of smart contracts to automate certain tasks. The blockchain could also potentially help to reduce the risk of fraud or errors in the rental process, as all transactions would be recorded on the blockchain in an immutable manner.

The Company intends on leveraging its current relationships in the Self Storage industry. The OSN Directors operate one of the largest private self-storage oriented groups on Facebook, which at the time of this writing, exceeds 16,000 members; nearly half of those members state they are direct owners of physical storage facilities (note: the results have not been verified)

Intellectual Property

The Company is not dependent on any intellectual property.

The Company intends to pursue trademark and copyright protection on all newly created intellectual property.

Governmental/Regulatory Approval and Compliance
Financial Regulations

In accordance with Section 404 of the Sarbanes Oxley Act of 2002, we are not obligated to and may be required to perform an attestation about our financial controls. There can be no guarantee that our financial controls are free from severe flaws or substantial material vulnerabilities. If and when it becomes necessary to carry out the system and process examination, testing, and remediation necessary to comply with the management certification and auditor attestation criteria, we anticipate incurring extra costs and diverting management's time to ensure compliance. Cryptocurrency Regulation We are not able to predict the effect of any future regulatory change on the Company or cryptocurrency, but such change could be substantial and adverse to the Company or the value of the Shares. Any country, including the United States, may take regulatory action at any point in the future. Said regulatory action may significantly limit the ability to purchase, possess, store, trade, and/or utilize cryptocurrency, as well as, affect the ability to convert crypto currency into fiat currency. The limitation of ownership, holding, or trading in the Securities may also follow from such a course of action. Such a limitation may force the Company's closure and liquidation at a time when investors would be hurt, or it might have a negative impact on an investment in the Company. The Company may be deemed a "money transmitter." To the extent that the activities of the Company cause it to be deemed a "money transmitter" under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, the Company may be required to comply with FinCEN regulations, including those that would mandate the Company to implement anti-money laundering programs, make certain reports to FinCEN and maintain certain records. Such additional regulatory obligations may cause the Company to incur extraordinary expenses, possibly affecting an investment in the Securities in a material and adverse manner. Potential

Legislation Current and future legislation, CFTC and SEC rulemaking and other regulatory developments may impact the manner in which cryptocurrencies are treated for classification and clearing purposes. In particular, cryptocurrencies may not be excluded from the definition of "commodity future" or "security" by such future CFTC and SEC rulemaking, respectively. As of the date of this Memorandum, the Company is not aware of any rules that have been proposed to regulate cryptocurrencies as commodity futures or securities and has taken efforts to ensure compliance. The Company cannot be certain as to how future regulatory developments will impact the treatment of cryptocurrencies under the law. Such additional registrations may result in extraordinary expenses of the Company thereby materially and adversely impacting the Securities. Taxes Determining our allowance for income taxes and other tax liabilities requires a great deal of discretion. There are several computations and transactions that occur often in our organization when it is difficult to predict how much tax will ultimately be due. The final outcome of tax audits or tax disputes may differ from what is reflected in our income tax provisions, expense amounts for non-income based taxes, and accruals, despite the fact that we believe our tax estimates are reasonable. Any material differences could have a negative impact on our financial position and operating results in the period or periods for which the determination is made.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 8 The Green, Ste A, Dover, DE 19901

The Company's services will be offered in the United States.

Because this Form C/A focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C/A is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry, and future plans and prospects. Exhibit B is incorporated by reference into this Form C/A.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.00%	$5,000	5.00%	$250,000
Campaign marketing expenses or related reimbursement	20.00%	$20,000	4%	$200,000
Estimated Attorney Fees	0.00%	$0	0.10%	$50,000
Estimated Accountant/Au di tor Fees	0.00%	$0	0.10%	$50,000
General Marketing	10.00%	$10,000	5.00%	$250,000
Research and Development	0.00%	$0	6.00%	$300,000
Equipm ent Purchas es	5.00%	$5,000	18.00%	$900,000
Future Wages	15.00%	$15,000	5.00%	$250,000
General Working Capital	15.00%	$15,000	25.00%	$1,250,000
Software and Licenses	10.00%	$10,000	10.00%	$500,000
Operations	20.00%	$20,000	20.00%	$1,000,000
Total	**100.00%**	**$100,000**	**100.00%**	**$5,000,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C/A generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: It is important for a company to have flexibility in its use of proceeds to adapt to changing circumstances and to ensure that it is able to remain competitive in its industry. Changes in economic conditions may have an impact on the Company's business plan and operations; unforeseen modifications to the economic landscape, such as shifts in consumer demand, changes in market conditions, or changes in the availability of financing, can all have an impact on the Company's operations. In response to changes in the economic landscape and in funds available, the Company may need to adapt its business plan and operations in order to remain competitive and achieve its objectives. This could involve making changes to the Company's marketing and sales strategies, adjusting its production processes, revising its pricing strategy, or making changes to its organizational structure. The Company is prepared to adapt to changes in the economic landscape in order to remain competitive and achieve long-term success. This may involve regularly reviewing and updating the business plan and making adjustments as needed in response to changing conditions. Investors should be aware that the Company may need to adjust its use of proceeds as circumstances change.

DIRECTORS, OFFICERS AND EMPLOYEES
Directors

The Directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Charles Anderson

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, from inception to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Self Storage Developer, CAAC Holdings LLC 2016-Present, RE Development and Sales. A-A-A Storage, Self Storage Development, Acquisitions and Project Manager, 2014-2022, identify, acquire, and develop self storage projects. Fritz Company of Central FL, RE Sales, Commercial Sales, 2012-Present, Licenses RE agent.

Education

BS- College of the Ozarks, Branson MO Real Estate Sales- Florida

Name

Jaskarn Bajwa

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, CEO, Software and infrastructure design and development, from inception to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO, Software and infrastructure design and development, Admin and operations support. 24-7 InTouch, Contact center Outsourcer and Tech Company, Junior Developer/Team Lead, Assisted in the development of core machine learning datasets and optimized algorithms.

Education

- Bachelor of Science in Computer Science from the University of Manitoba (2012-2016);
- Bachelor of Science in Applied Computer Science from the University of Winnipeg (2017); and
- Blockchain Certification from dApp University.

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Charles Anderson

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, Chief Operating Officer (COO), overseeing the activities of the business since its inception. The responsibilities include: managing daily operations, overseeing financial planning and budgeting, developing and implementing policies and procedures, and ensuring compliance with regulatory requirements.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Self Storage Developer, CAAC Holdings LLC 2016-Present, RE Development and Sales. A-A-A Storage, Self Storage Development, Acquisitions and Project Manager, 2014-2022, identify, acquire, and develop self storage projects. Fritz Company of Central FL, RE Sales, Commercial Sales, 2012-Present, Licenses RE agent

Education
- BS in Business Admin from the College of the Ozarks, Branson, MO.
- Licensed Real Estate Agent in the State of Florida

Name

Jaskarn Bajwa

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Executive Officer, Software and infrastructure design and development, from inception to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO, Software and infrastructure design and development, Admin and operations support. 24-7 InTouch, Contact center Outsourcer and Tech Company, Junior Developer/Team Lead, Assisted in the development of core machine learning datasets and optimized algorithms.

Education
● Bachelor of Science in Computer Science from the University of Manitoba (2012-2016);
● Bachelor of Science in Applied Computer Science from the University of Winnipeg (2017); and
● Blockchain Certification from dApp University.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees in Florida.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Class "A" Common Stock
Amount outstanding	1,000
Voting Rights	Plenary voting rights
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Securities issued pursuant to Regulation CF will be subject to dilution if/when the Company issues new shares of Class "A" Common Stock.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	0.00333332%
Difference between this security and the Securities being issued pursuant to Regulation CF	The difference between these two classes of shares is that the Class "A" Common Stock held by the founders have different rights, privileges, or restrictions compared to the Tokenized Securities held by the crowdfund investors. For example, the Class "A" Common Stock have voting rights or other special rights that the Tokenized Shareholders do not have. Alternatively, the Tokenized Shareholders are subject to certain restrictions or limitations that do not apply to the Class "A" Common Stock.

Type of security	Tokenized Securities of Common Stock
Amount outstanding	30,000,000
Voting Rights	None
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Securities issued pursuant to Regulation CF will be subject to dilution if/when the Company issues new shares of Tokenized Securities of Common Stock.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering of convertible securities).	99.999667%
Difference between this security and the Securities being issued pursuant to Regulation CF	The Tokenized Securities of Common Stock being offered do not have the same rights and privileges as the Class "A" Common Stock of the Corporation. The Tokenized Shareholders have no voting rights, and may not be entitled to the same dividends or other distributions as the Class"A" Common Stock Shareholders. Additionally, there are certain restrictions on the transferability of the Tokenized Securities of Common Stock, which may limit the ability of investors to sell or transfer their shares.

Potential investors should carefully review the Offering Documents and seek independent legal and financial advice before investing in the Tokenized Securities of Common Stock.

While the Company does not have any outstanding debt, the Company has long-term liabilities in the amount of $134,629 which consists of the value of the services provided by the Founders during the development of the website and other matters ($62,381), and the expenses paid by the Founders to run the operations of the business ($72,248). The amount shall be settled based on the availability of cash and the ability of the company to pay its obligations.

The Company has not conducted any offerings, exempt or not, in the past 3 years.

Valuation

The Company has ascribed no pre-Offering valuation to the Company: rather, the Securities are priced arbitrarily.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

The Company has two primary decision-makers: the Chief Executive Officer (CEO), Mr. Bajwa, and the Director of the Board, Mr. Anderson. In this structure, the CEO is responsible for managing the day-to-day operations of the Company and making decisions related to the company's operations. The Director of the Board, Mr. Anderson, is responsible for overseeing the administrative tasks of the Company and focusing on the company's growth and development.

The Company has two classes of common stock: Class "A" Common Stock and Tokenized Securities of Common Stock.

The total number of Shares which the Corporation Company is authorized to issue is One Hundred Million (100,000,000); one-thousand (1,000) shares shall be Class "A" Common Stock, each share with a par value of $0.000000001, and Ninety Nine Million Nine Hundred Ninety Nine Thousand (99,999,000) shares shall be Tokenized Securities of Common Stock, each share with a par value of $0.000000001. Twenty million (20,000,000) of the 99,999,000 authorized Tokenized Securities of Common Stock will be issued in this Offering if the Maximum Amount is reached. Thirty Million (30,000,000) Tokenized Securities of Common Stock have been issued to Mr. Bajwa and Mr. Anderson, along with the 1,000 shares of the authorized Class "A" Common Stock. Forty-Nine Million, Nine Hundred Ninety-Nine Thousand (49,999,000) Tokenized Securities of Common Stock shall remain authorized but unissued if the Maximum Amount is reached.

Having multiple classes of common stock allows the Company to offer different types of equity to different groups of investors. Each class of common stock may have different rights and privileges associated with it, such as the right to vote on certain matters or the right to receive dividends or other distributions. Please be aware that the issuance of additional Securities of the Company's Tokenized Securities and/or Class "A" Common Stock could cause dilution to existing Tokenized Stakeholders and could significantly increase the outstanding number of Securities. The Company's Board of Directors have full discretion in the issuance of additional Securities at a later time.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Jaskarn Bajwa	49.0%
Charles A. Anderson	51.0%

Following the Offering, the Purchasers will own 1.3157% of the Company if the Minimum Amount is raised and 39.9992% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The level of success in achieving the company's goals will be directly impacted by the level of success of the Offering. For this reason our management will adapt the business plan to match the funding and maintain controllable expenses and a lean operational plan.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $0 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C/A and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 20,000,000 of Tokenized Securities of Common Stock for up to $5,000,000.00. The Company is attempting to raise a minimum amount of $100,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by June 28, 2024 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $5,000,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a First-come, first- served basis .

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Bank Vista to be determined at the Closing until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be canceled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via The Company will provide Tokenized Securities in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $1,000.00.

The Offering is being made through ChainRaise Portal LLC, the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees
5.0% of the amount raised

Stock, Warrants and Other Compensation
None

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

Thirty-million (30,000,000) Tokenized Securities of Common Stock and one-thousand (1,000) shares of Class "A" Common Stock (total amount of the Common "A" Class) have been issued and are currently held by the Mr. Bajwa and Mr. Anderson ("Founders") regardless of the amount raised via the offering.

At the initial closing of this Offering (if the Minimum Amount is reached), our authorized capital stock will consist of a total of one-hundred million (100,000,000) shares of authorized stock, par value $0.000000001 per share, of which four-hundred thousand (400,000) Tokenized Securities of Common Stock (of the 99,999,000 total) will be issued via the Offering; thirty-million (30,000,000) Tokenized Securities of Common Stock and 1,000 Class "A" Common Stock are issued and held by the Founders. If the Minimum Amount is reached, sixty-nine million, five hundred ninety-nine thousand (69,599,000) Tokenized Securities of Common Stock will remain authorized but unissued.

Voting and Other Rights

Holders of the Tokenized Securities of Common Stock do not have any voting rights. Holders of Tokenized Securities of Common Stock may receive dividends at the election of the board and are subordinated to creditors with respect to rights to distributions in a liquidation scenario.

Dividend Rights

Potential investors should be aware that the Tokenized Securities of Common Stock being offered in this crowdfund will not have any dividend rights. As a result, Tokenized Shareholders will not be entitled to receive any dividends or other distributions from the Corporation, even if the Corporation generates significant profits in the future. Any decisions regarding the payment of dividends or other distributions will be made at the discretion of the Corporation's management and Board of Directors, and Tokenized Shareholders will not have any direct influence over these decisions.

The Company does not intend to issue dividends in the future.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, Holders of Tokenized Securities of Common Stock would be entitled to share in the Company's assets that are legally available for distribution to shareholders after payment of liabilities. If the Company has any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the Holders of Tokenized Securities of Common Stock.

Other Rights

The Tokenized Shareholders have no preemptive or other rights to subscribe for additional shares. All holders of our common stock are entitled to share equally on a share-for-share basis in any assets available for distribution to common shareholders upon our liquidation, dissolution or winding up. All outstanding shares are, and all shares sold in the Offering will be, when sold, validly issued, fully paid and non-assessable.

Voting and Control

The Tokenized Security holders will have the following voting rights: None

The Class "A" Common Stockholders have voting rights.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Potential investors should be aware that the Tokenized Securities of Common Stock being offered in this crowdfund will not have voting rights. As a result, Tokenized Shareholders will not have the ability to vote on matters presented to the Corporation's shareholders, including matters related to the election of directors, amendments to the Corporation's certificate of incorporation or bylaws, or other significant corporate actions. The Corporation's management and Board of Directors will retain full control over all matters affecting the Corporation, and Tokenized Shareholders will not have any direct influence over these decisions. Potential investors should carefully review the Offering Documents and seek independent legal and financial advice before investing in the Tokenized Securities of Common Stock.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does have the right to repurchase the Tokenized Securities of Common Stock upon the following conditions: On Secondary Markets, after the lock-up period. Upon such repurchase, Purchasers are not guaranteed a return on their investment. In general, crowdfunding investors may have fewer rights and privileges compared to traditional investors, such as shareholders in a publicly traded company. In this Offering, Investors, or Holders of the Tokenized Securities, will not have voting rights, and therefore, they are unable to participate in decision-making processes for the Company. This means that the Investor does not have the right to vote on matters such as the appointment or removal of directors, the approval of financial statements, or the adoption of new bylaws. Having no voting rights means that the Investor does not have a direct say in how the Company is run or how its affairs are managed. However, the Investor may still be able to influence the Company's decisions by communicating their concerns or preferences to the management team or by selling their shares if they are dissatisfied with the company's performance. The Investors are subject to dilution, which refers to a decrease in an investor's ownership percentage in the Company as a result of the issuance of new or previously authorized Tokenized Securities. This can happen when the Company raises additional capital through a new funding round, Offering, or financial transaction, and new Tokenized Securities are issued to new investors or to existing Tokenized Securities holders.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.
The Company has the following transactions with related persons:

The Founders, Mr. Bajwa and Mr. Anderson, who serve as majority shareholders and hold other positions in the Company, as set forth in this document, have collectively invested a total of $134,629 into the business, creating a long-term liability. The investment is distributed as follows:

●   Services Rendered: The shareholders contributed services worth $62,381 to the company. These services predominantly pertain to the development of the company's website and other business development activities; and
●   Operational Expenses: The shareholders also covered operational costs to the tune of $72,248. These include the routine expenses incurred to maintain and facilitate the ongoing operations of the company.

Repayment Plan: The outstanding liability will be settled as and when the company is financially capable of doing so, keeping in mind the availability of cash and the company's capacity to meet its obligations.

This transaction between the shareholders and the Company was conducted in good faith, with the shareholders providing initial investment and the Company committing to repay this amount when it is in a financial position to do so.

As per the Company's policies, such related party transactions are treated with the utmost diligence and transparency, ensuring that the Company's actions continue to uphold the interests of all stakeholders.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Optimus Storage Network Inc
(Issuer)

Jaskarn Bajwa
(By)

CEO
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/ *Charles Anderson*
(Signature)

Charles Anderson
(Name)

Director
(Title)

3/13/24
(Date)

/s Jaskarn Bajwa

(Signature)

Jaskarn Bajwa

(Name)

CEO

(Title)

3/13/24

(Date)

Instructions.
1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A Financial Statements

Exhibit B Company Summary Exhibit

C Subscription Agreement Exhibit D

Certificate of Incorporation

EXHIBIT A

Financial Statements

Optimus Storage Network, Inc.
Financial Statements
As of February 28, 2023



Optimus Storage Network, Inc.
Financial Statements
As of February 28, 2023
Index to Audited Financial Statements



Audits LLC
CROWDFUNDING AUDITS AND REVIEWS

March 10, 2023

INDEPENDENT AUDITORS' REPORT

The Board of Directors

Optimus Storage Network, Inc.
8 The Green, STE A
Dover, DE 19901

REPORT ON FINANCIAL STATEMENTS

I have audited the consolidated balance sheets of Optimus Storage Network, Inc. as of February 28, 2023 and the related statements of operations, changes in owner's equity and cash flows for the period then ended. These financial statements are the responsibility of the Company's management.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financial statements in accordance with principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR'S RESPONSIBILITY

My responsibility is to express an opinion on these financial statements based on my audits. I conducted my audits in accordance with generally accepted auditing standards as accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit includes performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of risks of material misstatements of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion onthe effectiveness of the Company's internal control. Accordingly, I express no such opinion.

3



An audit also includes evaluating appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. Examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.

An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

OPINION

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Optimus Storage Network, Inc. as of February 28, 2023, and the results of operations, changes in owner's equity and cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

EMPHASIS OF MATTER PARAGRAPH

The accompanying financial statements have been prepared assuming that the company will continue as going concern. As discussed in note 2 the Company has incurred cumulative net losses of $(69,630) and negative cash flow from operations since incorporation and funded from the Principals of the Company to date in anticipation of a capital raise. This raises substantial doubt about the company's ability to continue as going concern if operations rely solely on continued capital input from the principals. Management plan is also explained in note 2, our opinion is not modified with respect to this matter.

Amjad Abu Khamis

Amjad N I Abu Khamis

Certified Public Accountant, NH 08224
CF Audits LLC
159 Main St. STE 100
Nashua NH 03060
603-607-7600
cpa@cfaudits.com

4

Optimus Storage Network, Inc.
Balance Sheet Statement
As of February 28, 2023



ASSETS	As of February 28, 2023
Current Assets	
Cash at Banks	-
Total Current Assets	-
Non-Current Assets	
Software	65,000
Net Fixed Asset	**65,000**
TOTAL ASSETS	**65,000**
LIABILITIES AND EQUITY	
Liabilities	
Total Current Liabilities	-
Non-Current Liabilities	
Payable to Related Parties	134,629
Total Non-Current Liabilities	**134,629**
Total Liabilities	**134,629**
Equity	
Common Shares	1
Retained Earnings	(69,630)
Total Equity	**(69,629)**
TOTAL LIABILITIES AND EQUITY	**65,000**

5



Optimus Storage Network, Inc.
Income Statement
As of February 28, 2023

	As of February 28, 2023
Revenues	
Net Revenues	-
Less Operating Expenses	-
Contractors	(52,381)
Professional Fees	(4,700)
Legal Expense	(5,700)
Dues & Subscriptions	(2,189)
Telecommunications and IT Equipment	(3,161)
Travel Expense	(1,469)
Bank Charges	(30)
Total Operating Expenses	(69,630)
Net Profit (Loss)	(69,630)

6



Optimus Storage Network, Inc.
Statement of Changes in Equity
As of February 28, 2023

	Common shares	Contributions	Retained Earnings	Equity Balance
Beginning Balance as of February 23, 2023	-	-	-	-
Stocks Issued During 2023	1	-	-	1
Net Profit (Loss) During 2023	-	-	(69,630)	(69,629)
Equity Balance as of February 28, 2023	1	-	(69,630)	(69,629)

7

Optimus Storage Network, Inc.
Statement of Cash Flow
As of February 28, 2023



OPERATING ACTIVITIES	As of February 28, 2023
Net Income	(69,630)
Adjustments to Reconcile Net Income to Net Cash provided by operations:	-
Net cash used by operating activities	**(69,630)**
INVESTING ACTIVITIES	
Increase in Non-Current Assets	(65,000)
Net Cash Used in Investing Activities	**(65,000)**
Net cash provided by financing activities	-
Common Stock	1
Increase in Long Term Liabilities	134,629
Net Cash Provided by Financing Activities	**134,630**
NET CASH INCREASE (DECREASE) FOR PERIOD	-
Cash at the beginning of the period	-
CASH AT END OF PERIOD	-

8



Optimus Storage Network, Inc.

Notes to the Financial Statements:

As of February 28, 2023

1. DESCRIPTION OF THE BUSINESS

Optimus Storage Network, Inc. was incorporated in the state of Delaware during February 2023. The company is designed to take advantage of the recession resistant demand in the Self-Storage industry and provide a unique blockchain solution backed by a real-world use case, not found in many other blockchain applications, it provides a holder with a blockchain ecosystem that serves the self-storage industry. Market participants may enjoy the concept of a blockchain suite designed for self-storage. As the company expands this support from continued and daily use in the Self-Storage industry and a locator site for participating facilities coupled with future plans for a web app should provide demand for the company's services.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1. Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

2.2. Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

2.3. Use of Estimates

The preparation of financial statements in conformity with the U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial

statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management evaluates the estimates and assumptions based on historical experience and believes those estimates and assumptions are reasonable based on the information available to them.

2.4. Going Concern

The company is a start-up and funding its operational expenses from the financing activities. The company's management has taken serious steps, to maintain a positive working capital for the company, by adding new investors into the business with a plan for conducting an offering through Regulation Crowdfunding under the Securities Act of 1933. However, there can be no assurance that the Company will be successful in obtaining sufficient equity financing on acceptable terms, if at all.

9



Optimus Storage Network, Inc.

Notes to the Financial Statements (continued)

As of February 28, 2023

Failure to generate sufficient revenues, achieve planned gross margins, control operating costs or raise sufficient additional financing may require the Company to modify, delay or abandon some of its planned future expenditures, which could have material adverse effect on the company's business, operating results, financial condition and ability to achieve its intended business objectives. These circumstances raise substantial doubt about the Company's ability to continue as going concern for a reasonable period of time.

3. CASH

The Company deposits its cash with financial institutions that the management believes are of high credit quality. The Company's cash consists primarily of cash deposited in U.S. dollar-denominated investment accounts.

4. SOFTWARE

The company has developed a website to manage its operations which provides based on Blockchain, Real Economic Value, Expanding Use Cases, Simplicity, and Innovative features. The website is completed and currently in operations (https://optimusstoragenetwork.io).

All expenses paid directly to develop the website has been capitalized and shall be amortized based on management estimation of its useful live (5 years) starting from end of 2023.

5. STOCKHOLDERS' EQUITY

The Company is authorized to issue 100M of its securities, with $0.000000001 par value.

6. LIABILITIES

The long-term liability balance (134,629) consists of the value of the services provided by the shareholders during the development of the website and other matters (62,381), and the expenses paid by the shareholders to run the operations of the business (72,248). The amount shall be settled based on the availability of cash and the ability of the company to pay its obligations.

10

EXHIBIT B

Company Summary

Optimus Storage Network

The blockchain ecosystem for the Self Storage industry.





Improve NOI for your facility using AI and blockchain technology.

Opportunity

Current online self storage marketplaces are expensive for facility owners.

A platform solution for engaging millennials and tech users alike.

Blockchain technology enables innovative solutions for improving NOI and cutting fees.

Solution



A web platform where users search and rent units that meet their preferences.



An innovative system leveraging blockchain technology that turns customers into ambassadors and improves NOI.



A blockchain based ecosystem that improves operating efficiency and cuts costs.

Market Validation

The two most popular sites for self storage have nearly 2 million visitors every month.

Blockchain users seek a simple and efficient way to use their tokens in commerce. Currently the market is underserved with few locations accepting efficient blockchain based payments.



Market Size

$40+ Billion: From all Self Storage payments in 2020.

$10.9+ Billion: From digital payments in 2020.

$1.5+ Billion: From Millenials and technology saavy storage users in 2020.





Product

OSN Locator Market

- Directly connect OSN Locator users with facility owners.

- Easy and efficient customer information which directly flows to the web-based system for payments and rentals.

- Users enjoy OSN benefits: lower costs, marketplace growth and customer retention.

New Technology - Blockchain

Innovation optimizes jobs and introduces efficiencies via AI implementation

Enabling partnered facilities to accept alternative payments and leverage technology using our strategic partners experienced in the space.



New Technology – AI Reception

Modernize the customer-business relationship.

- AI Large Language Models enable employees to drastically increase their productivity.

- Handle large call volumes with a personalized touch while on-site staff is busy performing other tasks. If desired calls can be fully handled or hybrid handled by the AI.

- Templated designs and call-flow enable easy and efficient manage of sales and reception by staff and boost productivity while reducing outsourcing costs!

Business Model

WEALTH

$40 Billion plus servicable self storage market. Average monthly rental is $88.25 per unit.

73% of self storage facilities are small operators with few options for web exposure and reward and referral programs.

OSN Locator generates a referral comission for each customer referred to each participating location.

Traffic on OSN Locator translates into processing fees and opportunity for ad revenue.

Market Adoption







ADVERTISING: Provide independent storage operators with a low cost and efficient way to attract customers with our customizable suite of services. Targeting the fast growing and tech savvy millennial market.

PARTNERSHIPS: Higher net revenue with an affordable alternative to other marketplaces. You are able to drive higher NOI through the blockchain ecosystem.

Ai Technologies: Get better value out of staff and improved productivity on-site by leveraging our self storage focused Ai technology.





Competition



AFFORDABLE
Cash Payments
Optimus Storage Network
ONSITE (Cumbersome)
ONLINE (Efficient)
Automatic Credit Card Payments
Marketplace Apps
EXPENSIVE
Competitive Advantage
Adaptive Market; Marketplace service that integrates blockchain to drive higher NOI with targeted marketing.
Simple Fee Structure: Lower fees for merchants, translates to higher NOI. Onboarding merchants that are otherwise excluded from other marketplaces.
Expanding Ecosystem: Flexible service offerings which can expand to meet market demand to acquire new tenants.
Demand Drivers: Optimus Storage Network drives customer retention & demand which compounds on our advertising efforts.













Team



Jaskarn Bajwa: CEO & Web3 Developer.



C. Austin Anderson: President & Business Development.



Technical Staff & Industry Professionals

Financial

$5M round through exemption Crowdfunding.



EXHIBIT C

Subscription Agreement

OPTIMUS STORAGE NETWORK,
INC.SUBSCRIPTION AGREEMENT
(Including investment representations)

IMPORTANT: This document contains significant representations.
Please read carefully before signing.

Optimus Storage Network,
Inc.
Attn: Charles Aderson
8 The Green, Ste A,
Dover, DE 19901

Ladies and Gentlemen:

I commit and subscribe to purchase from Optimus Storage Network, Inc, a Delaware Incorporated Company (the "Company") "Common Stock" in the dollar amount set forth below and upon the terms and conditions set forth herein.

I understand that this Subscription Agreement is conditioned upon Company's acceptance of subscriptions. If this Subscription Agreement has been accepted, the Common Stock subscribed to hereby shall be issued to me in the form of Units.

With respect to such purchase, I hereby represent and warrant to you that:

1 Residence.

I am a bona fide resident of (or, if an entity, the entity is domiciled in) the state set forth on my signature page.

2 Subscription.

    a. I hereby subscribe to purchase the number of Common Stock set forth below, and to make capital contributions to the Company in the amounts set forth below, representing the purchase price for the Common Stock subscribed.

    Principal Amount of Common Stock..[1]

    (1) A minimum purchase of $1000, is required for individual investors. Amounts may be subscribed for in $0.25 increments.

    b. I acknowledge that this subscription is contingent upon acceptance by the Company, and that the Company has the right to accept or reject subscriptions in whole or in part.

1

3   Representations of Investor.

In connection with the sale of the Common Stock to me, I hereby acknowledge and represent to the Company as follows: I hereby acknowledge receipt of a copy of the FORM-C/A, dated on or about February 12, 2024, (the "Memorandum"), relating to the offering of the Equity.

    a. I have carefully read the Memorandum, including the section entitled "Risks Factors", and have relied solely upon the Memorandum and investigations made by me or my representatives in making the decision to invest in the Company. I have not relied on any other statement or printed material given or made by any person associated with the offering of the Common Stock.

    b. I have been given access to full and complete information regarding the Company (including the opportunity to meet with the CEO of the Company and review all the documents described in the Memorandum and such other documents as I may have requested in writing) and have utilized such access to my satisfaction for the purpose of obtaining information in addition to, or verifying information included in, the Memorandum.

    c. I am experienced and knowledgeable in financial and business matters, capable of evaluating the merits and risks of investing in the Common Stock, and do not need or desire the assistance of a knowledgeable representative to aid in the evaluation of such risks (or, in the alternative, I have used a knowledgeable representative in connection with my decision to purchase the Common Stock).

    d. I understand that an investment in the Common Stock is highly speculative and involves a high degree of risk. I believe the investment is suitable for me based on my investment objectives and financial needs. I have adequate means for providing for my current financial needs and personal contingencies and have no need for liquidity of investment with respect to the Common Stock. I can bear the economic risk of an investment in the Common Stock for an indefinite period of time and can afford a complete loss of such investment.

    e. I understand that there may be no market for the Common Stock, that there are significant restrictions on the transferability of the Common Stock and that for these and other reasons, I may not be able to liquidate an investment in the Common Stock for an indefinite period of time.

    f. I have been advised that the Common Stock have not been registered under the Securities Act of 1933, as amended ("Securities Act"), or under applicable state securities laws ("State Laws"), and are offered pursuant to exemptions from registration under the Securities Act and the State Laws. I understand that the Company's reliance on such exemptions is predicated in part on my representations to the Company contained herein.

    g. I understand that I am not entitled to cancel, terminate or revoke this subscription, my capital commitment or any agreements hereunder and that the subscription and agreements shall survive my death, incapacity, bankruptcy, dissolution or termination.

    h. I understand that capital contributions to the Company will not be returned after they are paid.

4 Investment Intent; Restrictions on Transfer of Securities.

a. I understand that (i) there may be no market for the Common Stock, (ii) the purchase of the Common Stock is a long-term investment, (iii) the transferability of the Common Stock is restricted, (iv) the Common Stock may be sold by me only pursuant to registration under the Securities Act and State Laws, or an opinion of counsel that such registration is not required, and (v) the Company does not have any obligation to register the Common Stock.

b. I represent and warrant that I am purchasing the Common Stock for my own account, for long term investment, and without the intention of reselling or redistributing the Common Stock. The Common Stock are being purchased by me in my name solely for my own beneficial interest and not as nominee for, on behalf of, for the beneficial interest of, or with the intention to transfer to, any other person, trust, or organization, and I have made no agreement with others regarding any of the Common Stock. My financial condition is such that it is not likely that it will be necessary for me to dispose of any of the Common Stock in the foreseeable future.

c. I am aware that, in the view of the Securities and Exchange Commission, a purchase of securities with an intent to resell by reason of any foreseeable specific contingency or anticipated change in market values, or any change in the condition of the Company or its business, or in connection with a contemplated liquidation or settlement of any loan obtained for the acquisition of any of the Common Stock and for which the Common Stock were or may be pledged as security would represent an intent inconsistent with the investment representations set forth above.

d. I understand that any sale, transfer, pledge or other disposition of the Common Stock by me (i) may require the consent of the CEO of the Company, (ii) will require conformity with the restrictions contained in this Section 4, and (iii) may be further restricted by a legend placed on the instruments or certificate(s) representing the securities containing substantially the following language:

> "The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended, or applicable state securities laws and may not be sold, offered for sale, or transferred except pursuant to either an effective registration statement under the Securities Act of 1933, as amended, and under the applicable state securities laws, or an opinion of counsel for the Company that such transaction is exempt from registration under the Securities Act of 1933, as amended, and under the applicable state securities laws. The transfer or encumbrance of the securities represented by this certificate is subject to substantial restrictions."

5 Additional Representations of Investor.

In connection with the sale of the Units to me, I further represent and warrant to the Company as follows:

a. Individual Investor Only. I am of legal age in my state of residence and have legal capacity to execute, deliver and perform my obligations under this Subscription Agreement and the Units. The Subscription Agreement and the Units are my legal, valid and binding obligations, enforceable against me in accordance with their respective terms.

b. Entity Investor Only. The undersigned is a duly organized, formed or incorporated, as the case may be, and is validly existing and in good standing under the laws of its jurisdiction of incorporation, organization or formation. The undersigned has all requisite power and authority to execute, deliver and perform its obligations under this Subscription Agreement and the Units and to subscribe for and purchase the Units subscribed hereunder. The undersigned will deliver all documentation with respect to its formation, governance and authorization to purchase the Units as may be requested by the Company. Execution, delivery and performance of this Subscription Agreement and the Units by the undersigned have been authorized by all necessary corporate, limited liability company or other action on its behalf, and the Subscription Agreement and the Units are its legal, valid and binding obligations, enforceable against the undersigned in accordance with their respective terms.

c. I desire to invest in the Units for legitimate, valid and legal business and/or personal reasons and not with any intent or purpose to violate any law or regulation. The funds to be used to invest in the Units are derived from legitimate and legal sources, and neither such funds nor any investment in the Units (or any proceeds thereof) will be used by me or by any person associated with me to finance any terrorist or other illegitimate, illegal or criminal activity. I acknowledge that, due to anti-money laundering regulations, the Company may require further documentation verifying my identity and the source of funds used to purchase the Units.

If the undersigned is an entity: The undersigned has in place, and shall maintain, an appropriate anti-money laundering program that complies in all material respects with all applicable laws, rules and regulations (including, without limitation, the USA PATRIOT ACT of 2001) and that is designed to detect and report any activity that raises suspicion of money laundering activities. The undersigned have obtained all appropriate and necessary background information regarding its officers, directors and beneficial owners to enable the undersigned to comply with all applicable laws, rules and regulations respecting anti-money laundering activities.

d. I did not derive any payment to the Company from, or related to, any activity that is deemed criminal under United States law.

e. I understand that the Company is relying on the accuracy of the statements contained in this Subscription Agreement in connection with the sale of the Units to me, and the Units would not be sold to me if any part of this Subscription Agreement were untrue. The Company may rely on the accuracy of this Subscription Agreement in connection with any matter relating to the offer or sale of the Units.

f. If any statement contained in this Subscription Agreement becomes, for any reason, inaccurate, I shall immediately notify the Company and I understand and acknowledge that the continued accuracy of the statements contained in this Subscription Agreement are of the essence to the Company's sale of the Units to me.

g. I acknowledge and agree that any approval or consent of a Units holder required under the Units may be provided by a signature page delivered or provided electronically, whether by e-signature, facsimile, DocuSign, electronic mail in portable delivery format or other similar means. I further acknowledge that the Company may rely on the contact information I have provided in this Subscription Agreement, including for purposes of confirming that information has been delivered to me or that responses received from me are in fact from me.

6 Investor Qualifications.

I represent and warrant as follows (Answer Part a, b or c, as applicable. Please check all applicable items):

a. **Accredited Investor – Individuals.** I am an INDIVIDUAL and:

❏   i.   I have a net worth, or a joint net worth together with my spouse, in excess of $1,000,000, excluding the value of my primary residence.

❏   ii.   I had an individual income in excess of $200,000 in each of the prior two years and reasonably expect an income in excess of $200,000 in the current year.

❏   iii.   I had joint income with my spouse in excess of $300,000 in each of the prior two years and reasonably expect joint income in excess of $300,000 in the current year.

❏   iv.   I hold one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65)[2]

❏   v.   I am a director or executive officer of OPTIMUS STORAGE NETWORK, INC

[2] This item shall only be a valid method of accreditation as an "accredited" investor under Rule 501(a) of Regulation D promulgated under the Securities Act, on or after December 8, 2020, as set in forth in SEC Release Nos. 33 10824 and 34-89669, File No. S7-24-19.

b. **Accredited Investor – Entities.** The undersigned is an ENTITY and:

❏   i.   The undersigned hereby certifies that all of the beneficial equity owners of the undersigned qualify as accredited individual investors by meeting one of the tests under items (a)(i) through (a)(v) above. Please indicate the name of each equity owner and the applicable test:

❏   ii.   The undersigned is a bank or savings and loan association as defined in Sections 3(a)(2) and 3(a)(5)(A), respectively, of the Securities Act either in its individual or fiduciary capacity.

❏   iii.   The undersigned is a broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended.

❏   iv.   The undersigned is an insurance company as defined in Section 2(13) of the Securities Act.

❏   v.   The undersigned is an investment company registered under the Investment Company Act of 1940 or a business development company as defined therein, in Section 2(a)(48).

❏   vi.   The undersigned is a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958.

❏   vii.   The undersigned is an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974 and one or more of the following is true (check one or more, as applicable):

     ❏   (1)   the investment decision is made by a plan fiduciary, as defined therein, in Section 3(21), which is either a bank, savings and loan association, insurance company, or registered investment adviser;

     ❏   (2)   the employee benefit plan has total assets in excess of $5,000,000; or

     ❏   (3)   the plan is a self-directed plan with investment decisions made solely by persons who are "accredited investors" as defined under therein.

❏   viii.   The undersigned is a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940.

❏   ix.   The undersigned has total assets in excess of $5,000,000, was not formed for the specific purpose of acquiring Common Stock and one or more of the following is true (check one or more, as applicable):

     ❏   (1)   an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended;

     ❏   (2)   a corporation;

     ❏   (3)   a Massachusetts or similar business trust;

6 Investor Qualifications.

- ❑ (4) a partnership; or
- ❑ (5) a limited liability company.

❑ The undersigned is a trust with total assets exceeding $5,000,000, which is not formed for the specific purpose of acquiring Common Stock and whose purpose is directed by a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the investment in the Common Stock.

❑ xi. The undersigned is a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000

❑ xii. The undersigned is an investment adviser registered pursuant to section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state.

❑ xiii. The undersigned is an investment adviser relying on the exemption from registering with the SEC under section 203(l) or (m) of the Investment Advisers Act of 1940.

❑ xiv. The undersigned is a Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act.

❑ xv. The undersigned is an entity, of a type not listed in items (b)(i) to (b)(xiv) above or b(xvi) to b(xviii) below, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000

❑ xvi. The undersigned is a "family office," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1): (1) with assets under management in excess of $5,000,000, (2) that is not formed for the specific purpose of acquiring the securities offered, and (3) whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment.

❑ xvii. The undersigned is a "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1), of a family office meeting the requirements in item (b)(xvi) above and whose prospective investment in the issuer is directed by such family office pursuant to paragraph(b)(xvi)(3) above.

❑ xviii. The undersigned is a revocable trust where each grantor of the trust is an accredited investor meeting one or more of the individual accredited investor tests under items (a)(i) through (a)(v) above and the person who makes investment decisions for the undersigned is an accredited investor under any one or more of tests under items (a)(i) through (a)(iv) or items (b)(i) through (b)(xvii).

c. **Non-Accredited Investors.**

❑ The undersigned cannot make any of the foregoing representations and is therefore not an accredited investor; that the information regarding my income, networth and outside investments provided to the portal are true and correct.

7 Miscellaneous.

a. I agree to furnish any additional information that the Company or its counsel deem necessary in order to verify the responses set forth above.

b. I understand the meaning and legal consequences of the agreements, representations and warranties contained herein. I agree that such agreements, representations and warranties shall survive and remain in full force and effect after the execution hereof and payment for the Common Stock. I further agree to indemnify and hold harmless the Company, and each current and future member of the Company from and against any and all loss, damage or liability due to, or arising out of, a breach of any of my agreements, representations or warranties contained herein.

c. This Subscription Agreement shall be construed and interpreted in accordance with Minnesota law without regard to the principles regarding conflicts of law.

SIGNATURE PAGE FOR INDIVIDUALS

Dated: _____ Dated: _____

_____ _____
Signature Signature of Second Individual, if applicable

_____ _____
Name (Typed or Printed) Name (Typed or Printed)

_____ _____
Social Security Number Social Security Number

_____ _____
Telephone Number Telephone Number

_____ _____
Residence Street Address Residence Street Address

_____ _____
City, State & Zip Code City, State & Zip Code
(Must be same state as in Section 1) (Must be same state as in Section 1)

_____ _____
Mailing Address Mailing Address
(Only if different from residence address) (Only if different from residence address)

_____ _____
City, State & Zip Code City, State & Zip Code

_____ _____
Email address Email address

Individual Subscriber Type of Ownership:

The Common Stock subscribed for are to be registered in the following form of ownership:

❑ Individual Ownership

❑ Joint Tenants with Right of Survivorship (both parties must sign). Briefly describe the relationship between the parties (e.g., married) :

❑ Tenants in Common (both parties must sign). Briefly describe the relationship between the parties (e.g., married) :

Source of Funds

❑ Cash ❑ CD ❑ Liquidation ❑ Margin or Bank Loan ❑ Money Market ❑ Other

SIGNATURE PAGE FOR TRUSTS AND ENTITIES

Dated: _____

_____   _____
Name of Entity (Typed or Printed)   Telephone Number

_____   _____
Signature of Authorized Person   Entity's Tax Identification Number

,
_____   _____
Name & Title (Typed or Printed) of Signatory   Contact Person (if different from Signatory)

_____   _____
Principal Executive Office Address   Mailing Address
                                                     (If different from principal executive office)

_____   _____
City, State & Zip Code   City, State & Zip Code
(Must be same state as in Section 1)

_____   _____
Email address   Email address

Entity Subscriber Type of Ownership:

The Common Stock subscribed for are to be registered in the following form of ownership (check one):

❑   Partnership

❑   Limited Liability Company

❑   Corporation

❑   Trust or Estate (Describe, and enclose evidence of authority :

❑   IRA Trust Account

❑   Other (Describe) :

ACCEPTANCE

This Subscription Agreement is accepted by OPTIMUS STORAGE NETWORK, INC on As to: investment securities units the principal amount in Common Stock set forth in Item 2.a.; or investment securities units accepted investment securities amount accepted Common Stock.

OPTIMUS STORAGE NETWORK, INC

By: . . . .
Name: Charles Anderson
Its: Director

Counterpart Signature Page to Articles of Incorporation of Optimus Storage Network Inc

IN WITNESS WHEREOF, the undersigned hereby executes this counterpart signature page to the Articles of Incorporation of Optimus Storage Network Inc, as the same may be amended from time to time, and hereby authorizes Optimus Storage Network, Inc.to attach this counterpart signature page to the Operating Agreement as executed by the other parties thereto.

_____   _____

Signature   Signature of Second Individual, if applicable

_____   _____

Name (Typed or Printed)   Name (Typed or Printed)

EXHIBIT D

Amended & Restated Certificate of Incorporation

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
OPTIMUS STORAGE NETWORK, INC.
(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Optimus Storage Network, Inc. (the "Corporation") a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "General Corporation Law"), is amending and restating the original Certificate of Incorporation, and hereby certifies as follows:

1. The name of the corporation is Optimus Storage Network, Inc.

2. The date of filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware was February 16, 2023.

3. The Restated Certificate of Incorporation of this Corporation, which entirely replaces the previous provisions of the Certificate of Incorporation, was duly adopted by the Corporation's Board of Directors in accordance with Section 242 and Section 245 of the Delaware General Corporation Law.

4. The amended and restated Certificate of Incorporation so adopted reads in full as attached hereto as Exhibit A and is hereby incorporated herein by this reference.

IN WITNESS WHEREOF, the Corporation has caused this amended and restated Articles of Incorporation to be executed by its duly authorized officer on this 31st day of May, 2023.

OPTIMUS STORAGE NETWORK, INC.

By: *Charles A Anderson*

Charles A. Anderson

Chief Operating Officer and Secretary

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:54 AM 05/31/2023
FILED 10:54 AM 05/31/2023
SR 20232544502 - File Number 7302600

RESTATED CERTIFICATE *OF* INCORPORATION
OF
OPTIMUS STORAGE NETWORK, INC.

ARTICLE I
NAME

The name of the Corporation is *Optimus Storage Network, Inc.*

ARTICLE II
OFFICES

The Corporation may maintain offices in any location, both within and outside the State of Delaware, as determined from time to time. Corporate business of any kind or nature may also be conducted and meetings of Directors and shareholders may be held outside the State of Delaware with the same legal effect as if held within the State of Delaware.

ARTICLE III
PURPOSE

The Corporation is organized for the purpose of engaging in any lawful activity, within or without the State of Delaware.

ARTICLE IV
SHARES OF STOCK

Section 4.01 Authorized Shares: Classes of Stock. The Corporation is authorized to issue two classes of stock to be designated, respectively, "Class "A" Common Stock" and "Tokenized Securities of Common Stock" (hereinafter "Tokenized Securities"). The total number of Shares which the Corporation is authorized to issue is One Hundred Million (100,000,000); one-thousand (1,000) shares shall be Class "A" Common Stock, each share with a par value of $0.000000001, and Ninety-nine million nine hundred ninety-nine thousand (99,999,000) shares shall be Tokenized Stock, each share with a par value of $0.000000001.

Authorized, but Unissued. Forty-nine million, nine hundred ninety-nine thousand (49,999,000) shares of the Tokenized Stock, as defined in this Section 4.01, shall remain authorized but unissued. The issuance

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of these unissued shares shall be at the discretion of the Board of Directors of the Corporation, in accordance with applicable laws, regulations, and the Corporation's bylaws. The Board of Directors reserves the right to allocate and issue these shares for various purposes, including but not limited to future capital needs, strategic opportunities, mergers, acquisitions, stock splits, employee stock options, or other corporate actions. The issuance of such authorized but unissued shares shall be conducted in accordance with applicable legal requirements and the Corporation's bylaws.

Section 4.02   Statement of Rights for Tokenized Securities: The Board of Directors is expressly authorized to adopt, from time to time, a resolution or resolutions providing for the issuers of Tokenized Securities in one or more series, to fix the number of shares in each series and to fix the designations and the powers, preferences and relative, participating, optional and other special rights and the qualifications, limitations and restrictions of such shares, of each such series of Tokenized Securities:

a) The number of shares constituting the series and the distinctive designation of the series;

b) The dividend rate on the shares of the series, the conditions and dated upon which dividends on such shares shall be payable, the extent, if any, to which dividends on such shares shall be cumulative, and the relative rights of preference, if any, of payment of dividends on such shares;

c) Whether or not the shares of the series are redeemable and, if redeemable, the time or times during which they shall be redeemable and the amount per share payable on redemption;

d) The amount payable in respect to the shares of the series, in the event of any liquidation, dissolution or winding up of this corporation, which amount may, but need not, vary according to the time or circumstances of such action, and the relative rights of preference, if any, of payment of such amount;

e) Any requirement as to a sinking fund for the shares of the series, or any requirement as to the redemption, purchase or other retirement by this corporation of the shares of the series;

f) The right, if any, to exchange or convert shares of the series into other securities or property, and the rate or basis, time, manner and condition of the exchange or conversion;

g) The voting rights, if any, to which the holders of shares of the series shall be entitled in addition to the voting rights provided by the law;

h) the transferability of the Tokenized Securities may be subject to restrictions or limitations determined by the Board of Directors at its discretion, subject to any limitations on the Board of Director's discretion under applicable law; and

i) Any other terms, conditions or provisions of this Article IV or any resolution adopted by the Board of Directors pursuant to this Article IV.

The number of authorized shares of stock may be increased or decreased by the affirmative vote of the Board of Directors. Holders of Tokenized Securities of Common Stock in this corporation shall not have any preemptive right to subscribe to any additional issue of any stock of any class or series, nor to any security convertible into such stock, unless the holder also owns Common "A" stock. Additionally, holders of Tokenized Securities shall not be entitled to vote in any matters concerning the corporation.

Section 4.03   Statement of Rights for Class "A" Common Stock

a) Subject to any prior rights to receive dividends to which the holders of shares of any series of the common stock may be entitled the holders of shared of the Class "A" Common Stock shall be entitled to receive dividends, if and when declared payable from time to time by the Board of Directors, from funds legally available for payment of dividends.

b) In the event of any dissolution, liquidation, or winding up of this corporation, whether voluntary or involuntary, the holders of the then outstanding Class "A" Common Stock shall be entitled to receive, pro rata, any remaining assets of the corporation available for distribution to

3

its shareholders. The Board of Directors may distribute such remaining assets in kind to the holders of Class "A" Common Stock or may sell, transfer, or dispose of all or any part of such remaining assets to any other corporation, trust, or entity, and receive payment in cash. The Board of Directors may sell all or part of the consideration so received or any balance or proceeds thereof to the holders of Class "A" Common Stock. The voluntary sale, conveyance, lease, exchange, or transfer of all or substantially all the property or assets of the corporation (unless in connection with that event, the dissolution, liquidation, or winding up of the corporation is specifically approved), or the merger or consolidation of the corporation into or with any other corporation, or the merger of any other corporation into it, or any purchase or redemption of shares of Class "A" Common Stock of the corporation shall not be deemed to be a dissolution, liquidation, or winding up of the corporation for the purpose of this paragraph.

c) Except as provided by law or this certificate of incorporation with respect to voting by class or series, each outstanding share of Class "A" Common Stock of this corporation shall entitle the holder of that share to one vote on each matter submitted to a vote at a meeting of shareholders. Holders of the Tokenized Shares shall not be entitled to a vote.

Section 4.04   Miscellaneous.

a) Who Deemed Absolute Owner. The Corporation may deem the Person in whose name the Class "A" Common Shares shall be registered upon the registry books of the Corporation to be, and may treat it as, the absolute owner of the Class "A" Common shares for the purpose of receiving payment of Interest on the Class "A" Common shares, and the Corporation shall not be affected by any notice to the contrary.

b) Register. The Corporation shall keep at its principal office a register in which the Corporation shall provide for the registration of the Class "A" Common Shares. Upon any transfer of the Class "A" Common Shares in accordance with the provisions hereof, the Corporation shall register such transfer on the Class "A" Common Shares register. The Corporation may deem the person in whose name the Class "A" Common Shares shall be

4

registered upon the registry books of the Corporation to be, and may treat it as, the absolute owner of the Class "A" Common Shares for any purpose.

c) Withholding. To the extent required by applicable law, the Corporation may withhold amounts of or on account of any taxes imposed or levied by or on behalf of any taxing authority in the United States having jurisdiction over the Corporation from any payments made pursuant to the Class "A" Common Shares or Tokenized Securities.

d) Headings. The headings of the Articles of Incorporation are inserted for convenience only.

ARTICLE V
DIRECTORS

The members of the Board of the Corporation shall be styled Directors.

ARTICLE VI
PERIOD OF DURATION

This Corporation is to have A PERPETUAL existence.

ARTICLE VII

AMENDMENTS

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation or its Bylaws, in the manner now or hereafter prescribed by statute or by this Certificate of Incorporation or said Bylaws.

ARTICLE VIII
POWERS OF DIRECTORS

In furtherance, and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized:

1. To make, alter or repeal the Bylaws of the Corporation;

2. To authorize and cause to be executed mortgages and liens, with or without limit as to amount, upon the real and personal property of the Corporation;

5

3. To authorize the guaranty by the Corporation of securities, evidences of indebtedness and obligations of other persons, corporations and business entities;

4. To set apart out of any of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and to abolish any such reserve; and

5. By resolution adopted by a majority of the Board of Directors, to designate one or more committees, each committee to consist of one or more of the Directors of the Corporation, which, to the extent provided in the resolution or in the Bylaws of the Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it. Such committee or committees shall have such name or names as may be stated in the Bylaws of the Corporation or as may be determined from time to time by resolution adopted by the Board of Directors.

6. All corporate powers of the Corporation shall be exercised by the Board of Directors except as otherwise provided herein or by law.

ARTICLE IX
REGISTERED AGENT

Initial Registered Office and Initial Registered Agent. The address of the Corporation's registered office, situated in Kent County, within the State of Delaware is 8 The Green, Ste A, Dover, DE 19901. The name of the corporation's registered agent at such address is A Registered Agent, Inc.

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